UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 1, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                        KPN opens offensive with InternetPlusBellen, dated February 1, 2006

Press release

Date
February 1, 2006
Number
KPN opens offensive with InternetPlusBellen	002pe

After a successful regional pilot in December, KPN’s new consumer VoIP product InternetPlusBellen goes national today. In the coming weeks, the rollout will be stepped up significantly. By the end of January, 50,000 customers had signed up for InternetPlusBellen. To meet demand, KPN will be expanding its rollout team from 200 to 500 technicians. Apart from getting customers’ connections up and running, they will also see to proper security. Alternatively, customers can opt for a DIY package. KPN will be hiring extra customer service staff in the months ahead.

InternetPlusBellen replaces the traditional combination of telephone subscription with billing by the minute and a separate Internet subscription. Customers will now get just one subscription for both services for a flat monthly fee, with no start-up tariffs or other hidden costs, and can phone or surf the web as much as they like. Their savings can run to over 20%. They can continue to use their current telephone equipment, and can even use multiple phones and computers at the same time. Calls to other InternetPlusBellen users are always free of charge.

As of this month, InternetPlusBellen will also be offered to the company’s 1.5 million customers of ISPs Planet and Het Net. In addition, from 1 March it will be made available to ISDN customers. Internet provider XS4ALL started offering its customers VoIP services last December.

At the moment, over 5 million consumers subscribe to KPN’s fixed line telephone services, and nearly 2 million use one of KPN’s Internet service providers. Customers can sign up for InternetPlusBellen through KPN’s Primafoon shops, other retail channels, by telephone and via the company’s website. Packages are also available including not only Internet and telephone, but also TV. Currently, this is wireless digital TV; as of the second quarter, KPN will also offer IP-television services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: February 2, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel